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08032004 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39129

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-01-2007 AND ENDING 3-31-2008

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  YOUNGBLOOD SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  100 N. CENTRAL EXPRESSWAY, #416

(No. and Street)

RICHARDSON   TX   75080

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  FRANK YUEN   972-437-5262

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  PAUL C. HWANG, CPA

(Name – *if individual, state last, first, middle name*)

  6100 CORPORATE DR, #350 HOUSTON   TX   77036

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

∨ JUN 09 2008

THOMSON REUTERS

QEB
Mail Processing
Section

JUN - 2 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __FRANK YUEN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __YOUNGBLOOD SECURITIES CORP.__ , as of __3-31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__PRESIDENT__
Title

_____
Notary Public

ANNIE LEE
MY COMMISSION EXPIRES
March 23, 2011

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNGBLOOD SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2008

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Youngblood Securities Corporation

I have audited the accompanying statement of financial position of Youngblood Securities Corporation, (a Texas corporation), as of March 31, 2008, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Youngblood Securities Corporation at March 31, 2008, and the results of its operations and its cash flows for the year ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul C. Hwang
May 2, 2008

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2008

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 75,361	
Accounts receivable	1,193	
Deferred tax assets	7,366	
Total Current Assets		83,920

FIXED ASSETS
Furniture and equipment	28,202	
Less: accumulated depreciation	(24,728)	
Total Fixed Assets		3,474

OTHER ASSETS
Lease deposits	2,856	
Tax benefit	42,777	
Total Other Assets		45,633

TOTAL ASSETS		$ 133,027

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES			
Accrued expenses	$	1,982	
Notes payable		538	
Total Current Liabilities			2,520
SHAREHOLDERS' EQUITY			
Common stock, no par value:			
500,000 shares authorized,			
426,500 shares issued and outstanding		437,707	
Retained earnings		(307,200)	
Total Shareholders' Equity			130,507
TOTAL LIABILITIES AND			
SHAREHOLDERS' EQUITY			$ 133,027

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2008

REVENUE

Commissions	$ 155,685	
Other income	35,990	
TOTAL REVENUE		191,675

OPERATING EXPENSES

Salaries and commissions	83,179	
Taxes, licenses, permits	4,836	
Clearing house charges	20,515	
Depreciation	887	
Insurance	8,499	
Dues and Subscriptions	14,552	
Rent	13,744	
Telephone	3,762	
Office expenses	5,538	
Advertising and promotion	5,360	
Total Operating Expenses		160,872
Operating income (loss)		$ 30,803

Other Revenue

Interest income	2,472	
Interest expenses	(221)	2,251

NET INCOME BEFORE INCOME TAX		$ 33,054
Federal income tax		4,958
NET INCOME AFTER INCOME TAX		$ 28,096

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2008

	common stock	retained earnings	total
Balance 3/31/07	$463,207	($335,296)	$ 127,911
Net income	-	28,096	28,096
Changes	$ (25,500)		(25,500)
Balance 3/31/08	$ 437,707	$ (307,200)	$ 130,507

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2008

CASH FLOWS RELATING TO OPERATIONS

Net income (loss)	$ 28,096	
Noncash items included in income or loss:		
depreciation	887	
tax benefit	4,958	
Net changes in certain working capital components:		
decrease in accrued expenses	(16)	
increase in accounts receivable	(113)	
Net cash provided by operations		33,812

CASH FLOWS RELATING TO INVESTING ACTIVITIES

increase in fixed assets	(3510)	
Net cash used for investing activities		(3,510)

CASH FLOWS RELATING TO FINANCING ACTIVITIES

decrease in capital	(25,500)	
decrease in notes payable	(140)	
Net cash used for financing activities		(25,640)
Net Increase in Cash and Cash Equivalent		4,662
Cash and cash equivalent - Beginning of Year		70,699
Cash and cash equivalent - End of Year		75,361

The notes to financial statements are an integral part of this financial statement.

SIGNIFICANT ACCOUNTING POLICIES

Youngblood Securities Corporation began operations as a securities broker/dealer in March, 1988. It is a closely-held corporation with six stockholders. Its president, Mr. Frank Yuen, is a major stockholder and participates in the day to day operations. The Company's headquarter and business office is located in Richardson, Texas. In March 1990, the Company opened branch office operations in Houston, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Southwest Securities, Inc. in Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with general accepted accounting principles. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

1. CASH AND CASH EQUIVALENTS

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. PROPERTY, EQUIPMENT AND DEPRECIATION

The Company depreciates its fixed assets, which consists primarily of office furniture and computer equipment, using the straight line method based on an expected life of five or seven years. Amounts are stated at cost less accumulated depreciation. Depreciation expense for the current year is $887.00.

Estimated useful lives of fixed assets are as follows:

	COST	LIFE	ACCUM DEPRE
Furniture and fixtures	$ 9,677.00	7 years	$ 9,677.00
Computer and office equipment	18,525.00	5 years	15,051.00

3. LEASE

The Company leases its main office space in Richardson, Texas in April, 1991. The lease has been renewed in June of 2007 for a one-year term. The Houston office renewed a one-year term lease commencing on August 1, 2007 for a rental rate of $450.00 per month. The future minimum rental payments under the current leases are as follows:

Remainder of 2008 -- $3,894.00

4. NET CAPITAL REQUIREMENT

Youngblood Securities Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Youngblood Securities Corporation has net capital, required net capital and excess in net capital as follows:

	March 31, 2008
Net capital	$ 74,034.00
Required net capital	50,000.00
Excess in net capital	$ 24,034.00

5. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

The federal income tax provided for the current year is $4,958.00. The deferred tax assets of $7,366.00 is due to the deductible temporary differences in financial and tax accounting. The tax benefit from loss is $42,777.00 included in other assets.

As of March 31, 2008, the Company has a net operating loss of approximately $ 174,949.00 to be carried over to offset future taxable income for federal income tax purpose and it will begin to expire in year 2021.

6. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for year 2008.

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in banks (the deposit balance exceeding the amount insured by FDIC).

8. USE OF ESTIMATES

The preparation of financial statements in conformation with generally accepted accounting principles requires the management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

YOUNGBLOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
AS OF MARCH 31, 2008

Net worth		$ 130,507
Total capital		$ 130,507
Deduct -		
Fixed asset - net	$ 3,474	
Lease deposits	2,856	
Deferred tax assets	7,366	
Tax benefit	42,777	
Total deductions		56,473
Net capital		$ 74,034
Required net capital		50,000
Excess in net capital		$ 24,034

YOUNGBLOOD SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF MARCH 31, 2008

There are no variances that are noted between net capital per Focus and net capital per audited financial statements. Therefore, no reconciliation is needed.

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

May 2, 2008

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Directors
Youngblood Securities Corporation

I have examined the financial statements of Youngblood Securities Corporation for the year ended March 31, 2008 and have issued my report thereon dated May 2, 2008. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Youngblood Securities Corporation that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Youngblood Securities Corporation was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Youngblood Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.

